UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-52947

UNITED FINANCIAL BANCORP, INC.

(Exact name of registrant as specified in its charter)

95 Elm Street, West Springfield, MA 01089

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective April 30, 2014, United Financial Bancorp, Inc. merged with and into Rockville Financial, Inc., with Rockville Financial, Inc. surviving the merger as the surviving corporation under the name “United Financial Bancorp, Inc.”

Pursuant to the requirements of the Securities Exchange Act of 1934, United Financial Bancorp, Inc. (as successor to United Financial Bancorp, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

United Financial Bancorp, Inc. (as successor to
United Financial Bancorp, Inc.)

Date: May 12, 2014	By:	/s/ J. Jeffrey Sullivan
J. Jeffrey Sullivan
President